Form 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


For the month of: March 2007

                          SGL CARBON Aktiengesellschaft

                              (Name of registrant)

                               Rheingaustrasse 182
                                 65203 Wiesbaden
                                     Germany


                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                  Form 20-F   X                               Form 40-F
                            -------                                     -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                  Yes                                                  No   X
                      -----                                               ---

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

                                  Exhibit Index
                                  -------------

1. March 13, 2007 German Press Release - SGL Group's HITCO subsidiary receives Gold Rating from Boeing

2. March 26, 2007 German Press Release - SGL Group introduces free of charge transfer ADR

3. March 26, 2007 German Press Release - SGL Group receives rating-upgrade from Standard Poor's

                                                                       Exhibit 1


SGL Group's HITCO subsidiary receives
Gold Rating from Boeing

Wiesbaden(Germany) / Los Angeles (USA), March 13, 2007. The SGL Group announced today that its U.S. based HITCO Carbon Composites subsidiary has received Gold level Preferred Supplier Certification from The Boeing Company. The prestigious and Boeing's highest supplier rating was achieved based upon 100% quality and delivery performance during the past year.

HITCO supplies the Tailcone and Vapor Barriers for the C-17 Globemaster military aircraft, and has supplied Flap-Track-Fairings for the 767 civil aircraft for more than a quarter century. The Gold rating is Boeing's highest level of supplier status and was awarded to HITCO for performance on both Commercial and Integrated Defense Systems product lines.

HITCO Carbon Composites, Inc. was founded in 1922 and manufactures advanced composite materials primarily for aerospace and defense applications. HITCO continues to be an innovative leader in the advancement of carbon composite technologies and continues to strategically focus within the SGL Group on new projects for aerospace/aircraft and defense applications.


About SGL Group - The Carbon Company
------------------------------------

The SGL Group is one of the world's leading manufacturers of carbon-based products. It has a comprehensive portfolio ranging from carbon and graphite products to carbon fibers and composites. SGL Group's core competencies are its expertise in high-temperature technology as well as its applications and engineering know-how gained over many years. These competencies enable the Company to make full use of its broad material base. SGL Group's carbon-based materials combine several unique properties such as electrical and thermal conductivity, heat and corrosion resistance as well as high mechanical strength combined with low weight. Due to the paradigm shift in the use of materials as a result of the worldwide shortage of energy and raw materials, there is a growing demand for SGL Group's high-performance materials and products from an increasing number of industries. Carbon and graphite products are used whenever other materials such as steel, aluminum, copper, plastics, wood etc. fail due to their limited properties. Products from the SGL Group are used predominantly in the steel, aluminum, automotive, chemical and glass/ceramics industries. However, manufacturers in the semiconductor, battery, solar/wind energy, environmental protection, aerospace and defense industries as well as in the nuclear energy industry also figure among the Company's customers.

With around 30 production sites in Europe, North America and Asia as well as a service network covering more than 100 countries, the SGL Group is a company with a global presence. In 2006, the Company's workforce of 5,250 generated sales of (euro) 1.2 billion. The Company's head office is located in Wiesbaden/Germany.


SGL Group - The Carbon Company
Corporate Communications, Media Relations
Rheingaustrasse 182, D-65203 Wiesbaden
Tel.: +49 (6 11) 60 29-100, Fax: +49 (6 11) 60 29-101
E-Mail: cpc@sglcarbon.de, Internet: www.sglcarbon.de

Important note:
This press release contains statements on future developments that are based on currently available information and that involve risks and uncertainties that could lead to actual results deviating from these forward-looking statements. The statements on future developments are not to be understood as guarantees. The future developments and events are dependent on a number of factors, they include various risks and unanticipated circumstances and are based on assumptions that may not be correct. These risks and uncertainties include, for example, unforeseeable changes in political, economic and business conditions, particularly in the area of electrosteel production, the competitive situation, interest rate and currency developments, technological developments and other risks and unanticipated circumstances. We see other risks in price developments, unexpected developments relating to acquired and consolidated companies and in the ongoing cost optimization programs. SGL Carbon does not intend to update these forward-looking statements.


Your contact person:
--------------------
Corporate Communications / Press office / Stefan Wortmann
Tel.:   +49  611  60  29  105  /  Fax:  +49  6  11  60  29  101  /
Cellphone:   +49  170  540  2667   E-mail : stefan.wortmann@sglcarbon.de /
Internet: www.sglcarbon.de

                                                                       Exhibit 2


SGL Group introduces free of charge transfer from ADRs to ordinary shares

Wiesbaden, March 26, 2007. SGL Carbon AG, a member of SGL Group, (tickers:
Germany - SGL GR, SGL GY and USA - SGG US) announces the following changes to its ADR program to facilitate the conversion of ADRs into ordinary shares. The fee of US-$0.05 per ADR for canceling ADRs and transferring the holding into ordinary shares is being waived until further notice. A change in the ratio of ADRs to ordinary shares and the introduction of a service charge of US-$0.04 per ADR per year are being considered. The shares underlying the ADRs are traded on various German stock exchanges, primarily the Frankfurt Stock Exchange. Deutsche Bank has been appointed SGL Carbon AG's depositary bank.

SGL Group believes that the waiver of ADR cancellation fees for transferring ADRs to ordinary shares provides its ADR holders with additional flexibility. SGL Carbon AG intends to deregister and terminate its reporting obligations under the US Securities Exchange Act of 1934, as amended (the "Exchange Act"), as soon as possible and, as part of the deregistration process, intends to delist its ADRs from the New York Stock Exchange (NYSE) in the very near future.

Most trading in SGL Carbon AG's shares takes place on the German stock exchanges and only a relatively small percentage in the form of ADRs trades on the NYSE.

SGL Group has considered the costs and benefits of continuing its Exchange Act registration and believes that deregistration and termination of its reporting obligations under the Exchange Act is in the best interests of shareholders. The Sarbanes-Oxley Act of 2002 has taken full effect and SGL Group has documented the internal control systems as required. However, the administrative and other costs of compliance, including the annual external audit of these systems, represent a meaningful cost for the SGL Group, which in its view, outweighs the benefits of a continued registration in the United States. SGL Group expects to realize cost savings benefits from deregistration, thereby enhancing shareholder value.

SGL Group remains committed to its US investors and intends to continue to carry out a full investor communications program in North America. The Company will also continue to publish its annual report, quarterly reports and press releases in English. With over a quarter of its sales in the US and manufacturing facilities located there, it also has a significant presence in the US markets.

SGL Group - The Carbon Company
Corporate Communications, Media Relations
Rheingaustrasse 182, D-65203 Wiesbaden
Tel.: +49 (6 11) 60 29-100, Fax: +49 (6 11) 60 29-101
E-Mail: cpc@sglcarbon.de, Internet: www.sglcarbon.de

SGL Group reviews its corporate governance policies on an ongoing basis and complies with the German Corporate Governance Code. Deregistration under the Exchange Act will not change its support for national and international initiatives for improving the transparency of corporate management and control.

The SEC announced changes to the deregistration rules in an open meeting on March 21, 2007. The revised rules are expected to become effective during June 2007. SGL Carbon AG intends to delist its ADRs in the very near future, which may be before or after the new rules become effective. Based on the announced changes, deregistration will follow after the new rules become effective and US trading volume in ADRs falls below 5% of worldwide trade of SGL Carbon AG shares for a 12 month period.



Contact details for enquiries:
------------------------------

For registered ADR holders:
Deutsche Bank in the United States:  : Toll Free               800 3013517
                                     or Patrick Mullaly,       201 680 4937

Deutsche Bank in Europe:             Zafar Aziz                +44 207 545 6619

For brokers:
Deutsche Bank in the United States:  Jay Berman                212 250 9100
Deutsche Bank in Europe              Stanley Jones
                                     or Mike Woods             +44 207 7547 6500
For press:
SGL Group - The Carbon Company
Corporate Communications / Press office / Stefan Wortmann
Tel.: +49 611 60 29 105 / Fax: +49 6 11 60 29 101 /
Cellphone: +49 170 540 2667 / E-mail : stefan.wortmann@sglcarbon.de /
Internet: www.sglcarbon.de

About SGL Group - The Carbon Company
------------------------------------

The SGL Group is one of the world's leading manufacturers of carbon-based products. It has a comprehensive portfolio ranging from carbon and graphite products to carbon fibers and composites. SGL Group's core competencies are its expertise in high-temperature technology as well as its applications and engineering know-how gained over many years. These competencies enable the Company to make full use of its broad material base. SGL Group's carbon-based materials combine several unique properties such as electrical and thermal conductivity, heat and corrosion resistance as well as high mechanical strength combined with low weight. Due to the paradigm shift in the use of materials as a result of the worldwide shortage of energy and raw materials, there is a growing demand for SGL Group's high-performance materials and products from an increasing number of industries. Carbon and graphite products are used whenever other materials such as steel, aluminum, copper, plastics, wood etc. fail due to their limited properties. Products from the SGL Group are used predominantly in the steel, aluminum, automotive, chemical and glass/ceramics industries. However, manufacturers in the semiconductor, battery, solar/wind energy, environmental protection, aerospace and defense industries as well as in the nuclear energy industry also figure among the Company's customers.

With around 30 production sites in Europe, North America and Asia as well as a service network covering more than 100 countries, the SGL Group is a company with a global presence. In 2006, the Company's workforce of 5,250 generated sales of (euro) 1.2 billion. The Company's head office is located in Wiesbaden/Germany.

Notes:
SGL Carbon AG is consolidating all the trading of its shares in Germany, which takes place on the regulated market in Frankfurt, on Xetra (electronic trading platform) and on the unregulated markets of the stock exchanges in Hamburg, Stuttgart, Duesseldorf, Munich, Berlin and Bremen.

One ADR is equivalent to a third of an ordinary share.

Disclaimer:
Some of the services described in this notice are provided by Deutsche Bank Trust Company Americas (Deutsche Bank) or by its subsidiaries and/or affiliates in accordance with appropriate local registration and regulation. Deutsche Bank is providing the attached notice strictly for information purposes and makes no claims or statement, nor does it warrant or in any way represent, as to the accuracy or completeness of the details contained herein or therein. Neither this announcement nor the information contained herein constitutes an offer or solicitation by Deutsche Bank or any other issuer or entity for the purchase or sale of any securities nor does it constitute a solicitation to any person in any jurisdiction where solicitation would be unlawful. No part of this notice may be copied or reproduced in any way without the prior written consent of Deutsche Bank. Past results are not an indication of future performance. The Depositary Receipts have been registered pursuant to the US Securities Act of 1933. The investment or investment service which is the subject of this notice is not available to private customers as defined by the UK Financial Services Authority. This notice has been approved and/or communicated by Deutsche Bank AG London.



Important note:
This press release contains statements on future developments that are based on currently available information and that involve risks and uncertainties that could lead to actual results deviating from these forward-looking statements. The statements on future developments are not to be understood as guarantees. The future developments and events are dependent on a number of factors, they include various risks and unanticipated circumstances and are based on assumptions that may not be correct. These risks and uncertainties include, for example, unforeseeable changes in political, economic and business conditions, particularly in the area of electrosteel production, the competitive situation, interest rate and currency developments, technological developments and other risks and unanticipated circumstances. We see other risks in price developments, unexpected developments relating to acquired and consolidated companies and in the ongoing cost optimization programs. SGL Carbon does not intend to update these forward-looking statements.

                                                                       Exhibit 3

SGL Group receives rating-upgrade from Standard & Poor's

Wiesbaden, March 26, 2007. On Friday, SGL Group - The Carbon Company - received an upgrade from the rating agency Standard & Poor's on its credit worthiness. The rating of the SGL Carbon AG Corporate Family was raised by one notch from "BB-" to "BB" with a stable outlook. The rating on senior notes of SGL Carbon Luxembourg were raised from "B" to "B+". These upgrades will favourably impact potential future financial undertakings of the SGL Group.

According to Standard & Poor's, the higher rating is largely a consequence of improving and healthy operating performance. Higher profitability, increased funds of operations and a decline in debt in 2006 are major reasons for this rating-upgrade.

About SGL Group - The Carbon Company
------------------------------------

The SGL Group is one of the world's leading manufacturers of carbon-based products. It has a comprehensive portfolio ranging from carbon and graphite products to carbon fibers and composites. SGL Group's core competencies are its expertise in high-temperature technology as well as its applications and engineering know-how gained over many years. These competencies enable the Company to make full use of its broad material base. SGL Group's carbon-based materials combine several unique properties such as electrical and thermal conductivity, heat and corrosion resistance as well as high mechanical strength combined with low weight. Due to the paradigm shift in the use of materials as a result of the worldwide shortage of energy and raw materials, there is a growing demand for SGL Group's high-performance materials and products from an increasing number of industries. Carbon and graphite products are used whenever other materials such as steel, aluminum, copper, plastics, wood etc. fail due to their limited properties. Products from the SGL Group are used predominantly in the steel, aluminum, automotive, chemical and glass/ceramics industries. However, manufacturers in the semiconductor, battery, solar/wind energy, environmental protection, aerospace and defense industries as well as in the nuclear energy industry also figure among the Company's customers.

With around 30 production sites in Europe, North America and Asia as well as a service network covering more than 100 countries, the SGL Group is a company with a global presence. In 2006, the Company's workforce of 5,250 generated sales of (euro) 1.2 billion. The Company's head office is located in Wiesbaden/Germany.

Important note:
This press release contains statements on future developments that are based on currently available information and that involve risks and uncertainties that could lead to actual results deviating from these forward-looking statements. The statements on future developments are not to be understood as guarantees. The future developments and events are dependent on a number of factors, they include various risks and unanticipated circumstances and are based on assumptions that may not be correct. These risks and uncertainties include, for example, unforeseeable changes in political, economic and business conditions, particularly in the area of electrosteel production, the competitive situation, interest rate and currency developments, technological developments and other risks and unanticipated circumstances. We see other risks in price developments, unexpected developments relating to acquired and consolidated companies and in the ongoing cost optimization programs. SGL Carbon does not intend to update these forward-looking statements.

Your contact person:
Corporate Communications / Press office / Stefan Wortmann
Tel.: +49 611 60 29 105 / Fax: +49 6 11 60 29 101 /
Cellphone: +49 170  540 2667 / E-mail : stefan.wortmann@sglcarbon.de /
Internet: www.sglcarbon.de

SGL Group - The Carbon Company
Corporate Communications, Media Relations
Rheingaustrasse 182, D-65203 Wiesbaden
Tel.: +49 (6 11) 60 29-100, Fax: +49 (6 11) 60 29-101
E-Mail: cpc@sglcarbon.de, Internet: www.sglcarbon.de

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                 SGL CARBON Aktiengesellschaft



Date: March 26, 2007             By: /s/ Robert J. Kohler
                                     ------------------------------
                                              Name:    Robert J. Koehler
                                              Title:   Chairman of the Board of
                                                       Management


                                By: /s/ Sten Daugaard
                                    ------------------------------
                                              Name:    Mr. Sten Daugaard
                                              Title:   Member of the Board of
                                                       Management